São Paulo (SP), April 20, 2012.
SUAC 316/2012

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Head of Corporate Relations
Rio de Janeiro - RJ

Dear Sirs,

Reference:	ITAÚ UNIBANCO HOLDING S.A.
EXTRAORDINARY AND ANNUAL GENERAL MEETINGS OF APRIL 20, 2012

I. Pursuant to the provisions of CVM Instruction 480/2009, Article 21, subsection IX and Article 30, subsection III, we would like to notify you of the summary of resolutions adopted by the aforementioned Meetings:

Extraordinary General Meeting held at 3:00 p.m.:
Approved the proposal of the Board of Directors authorizing the use of preferred shares issued by the Company for compensation of its executives and executives of the companies which the Company controls.

Annual General Meeting held at 3:20 p.m.:
1. Approved the account statements for fiscal year 2011 and the allocation of the net income for the fiscal year;
2. Elected the members of the Board of Directors for the next annual term of office;
3. Installed the Fiscal Council and its members elected for the next annual term of office;
4. Approved the amount for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the Fiscal Councilors.

Extraordinary General Meeting held at 3:40 p.m.:
1. Approved the amendment of the Bylaws to:
a) adapt them to the Regulations of the Level 1 Corporate Governance Listing Segment of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”);
b) adapt them to the new provisions of Article 146 of Law 6,404/76 to eliminate the need to be a stockholder as a condition for eligibility to sit on the Company’s Board of Directors; and
c) institute the Compensation Committee for the Itaú Unibanco Conglomerate pursuant to National Monetary Council Resolution 3,921/2010.

2. Approved the consolidation of the Bylaws with the above-mentioned amendments.

II. The minutes of the Meetings shall be submitted via the IPE system – Periodic and Eventual Information within the established timeframe in Article 21, subsection X and Article 30, subsection IV of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.
ALFREDO EGYDIO SETUBAL
Investor Relations Officer

cc:
- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS
Corporate Relations Coordination (Coordenadoria de Relações com Empresas)